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                            June 21, 2022

       Toni Y. Hickey
       Chief Legal Officer and Corporate Secretary
       FILT Red, Inc.
       26 Century Boulevard
       Nashville, Tennessee 37214

                                                        Re: FILT Red, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Filed June 7, 2022
                                                            CIK No. 0001921963

       Dear Ms. Hickey:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted June 7, 2022

       Unaudited Pro Forma Condensed Combined Financial Information, page 52

   1.                                                   On page 53, you express
your expectation    to incur recurring costs associated with being a
                                                        standalone public
company.    Please revise your disclosure to distinguish between the
                                                        bulleted items that are
and are not covered by your transition services agreement. For those items that are
not covered by your transition services agreement, more fully explain to us the basis for
your conclusion that pro forma effect is not required to be given. In your explanation,
please clarify, but do not limit your explanation to, whether any such amounts will be or are
expected to be paid to Cummins Inc.; whether new employees will be in place at the
latest date of the transactions for which you give pro forma effect;
                                                        insight into the need
for and timing of incremental compensation to existing employees
 Toni Y. Hickey
FILT Red, Inc.
June 21, 2022
Page 2
      and whether any such compensation will relate to service, performance or market conditions achieved prior to the separation and offering; and whether agreements for the items not covered by your transition services agreement will be in place or are in negotiations, and, if applicable, the status of such negotiations. If the items not covered by your transition services agreement represent dis-synergies, consider identifying them as such in your disclosure and tell us whether you considered the option to present them as
      management   s adjustments. In this regard, it is not clear whether your
"factually
      supportable" reference is meant to explain why you have not opted to present
      management   s adjustments. Lastly, revise your disclosure to clarify
what the last
      bullet    the type and level of other costs expected to be incurred
means.
2.    We note on page 53 that you refer to    one-time expenses associated with
becoming a
      standalone public company.    As a follow-up to the previous comment,
please analyze for
      us and consider the need for revised disclosure to clarify whether each item listed is a transaction for which pro forma effect is required by Rule 11-01 of Regulation S-X and the reasons supporting your conclusions. In your reply, explain the relevance to your analysis of your references to "factually supportable" and "ongoing effect."
3. We note that pages 52 and 53 refer to more than one transition services agreement, pro forma Note 1(a) refers to a single transition services agreement, and page 58 refers to a separation agreement that includes a number of other agreements, only one of which is referred to as a transition services agreement. Please revise your pro forma disclosures to specify which page 58 agreements are and are not given effect in the pro forma financial statements. For any page 58 agreement that is not given pro forma effect, please explain the reasons for your determination.
Note 15: Relationship with Parent and Related Parties, page F-27

4. We note your response to comment 17. Pursuant to Rule 4-08(k)(1) of Regulation S-X, please disclose the amount of related party cost of sales on the face of your statements of income. Also revise your results of operations discussion in MD&A to separately discuss third-party and related party sales, cost of sales, and gross margins.
       You may contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameToni Y. Hickey
                                                            Division of
Corporation Finance
Comapany NameFILT Red, Inc.
                                                            Office of
Manufacturing
June 21, 2022 Page 2
cc:       Mark L. Mandel
FirstName LastName